Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Nine months ended September 30	2007	2006

Ratios excluding interest on deposits:

Net income	$585	$838
Income tax expense	237	429
Less: Undistributed equity earnings	5	19
Fixed charges:
Interest on:
Borrowed funds	266	237
Long-term debt	1,087	1,077
One third of rents, net of income from subleases	21	18

Total fixed charges, excluding interest on deposits	1,374	1,332

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,191	$2,580

Ratio of earnings to fixed charges	1.59	1.94

Total preferred stock dividend factor (1)	$105	$95

Fixed charges, including the preferred stock dividend factor	$1,479	$1,427

Ratio of earnings to combined fixed charges and preferred stock dividends	1.48	1.81

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$1,374	$1,332
Add: Interest on deposits	2,841	2,246

Total fixed charges, including interest on deposits	$4,215	$3,578

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,191	$2,580
Add: Interest on deposits	2,841	2,246

Total	$5,032	$4,826

Ratio of earnings to fixed charges	1.19	1.35

Fixed charges, including the preferred stock dividend factor	$1,479	$1,427
Add: Interest on deposits	2,841	2,246

Fixed charges, including the preferred stock dividend factor and interest on deposits	$4,320	$3,673

Ratio of earnings to combined fixed charges and preferred stock dividends	1.16	1.31

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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